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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the three months ended December 31, 2000

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  X                Form 40-F
                             ---                           ---

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes                   No  X
                              ---                  ---

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

                             GT GROUP TELECOM INC.
                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                             GT GROUP TELECOM INC.

                      INTERIM CONSOLIDATED BALANCE SHEETS

                        (thousands of Canadian dollars)

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  2000            2000
                                                              ------------    -------------
                                                                   $                $
                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................     365,960          444,050
Trade accounts receivable...................................      38,765           30,253
Sales tax and other receivables.............................      20,876           19,699
Prepaid expenses............................................       3,870            5,939
Inventory...................................................         605              436
                                                               ---------        ---------
                                                                 430,076          500,377
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT................     132,852          203,703
PROPERTY, PLANT AND EQUIPMENT...............................   1,157,739          954,917
LONG-TERM INVESTMENT........................................      43,238           43,238
GOODWILL AND OTHER ASSETS...................................     229,112          227,033
                                                               ---------        ---------
                                                               1,993,017        1,929,268
                                                               =========        =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................     105,170          111,395
Unearned revenue............................................         811              544
Current portion of long-term debt...........................       6,292            4,348
                                                               ---------        ---------
                                                                 112,273          116,287
LONG-TERM UNEARNED REVENUE..................................       1,118            1,255
LONG-TERM DEBT..............................................   1,095,966          948,928
                                                               ---------        ---------
                                                               1,209,357        1,066,470
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS........................   1,014,013        1,013,866
DEFICIT.....................................................    (230,353)        (151,068)
                                                               ---------        ---------
                                                                 783,660          862,798
                                                               ---------        ---------
                                                               1,993,017        1,929,268
                                                               =========        =========

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

         (thousands of Canadian dollars, except for per share amounts)

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
                                                                 $           $
REVENUE.....................................................    39,924      2,267
COST OF SERVICES............................................    25,426      2,138
                                                              --------    -------
                                                                14,498        129
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................    41,780     10,863
                                                              --------    -------
                                                               (27,282)   (10,734)
AMORTIZATION................................................    23,385      1,124
INTEREST AND FINANCING CHARGES, NET.........................    27,543        141
                                                              --------    -------
LOSS BEFORE INCOME TAXES....................................   (78,210)   (11,999)
PROVISION FOR INCOME TAXES..................................     1,075         65
                                                              --------    -------
LOSS FOR THE PERIOD.........................................   (79,285)   (12,064)
DEFICIT -- BEGINNING OF PERIOD..............................  (151,068)   (13,082)
                                                              --------    -------
DEFICIT -- END OF PERIOD....................................  (230,353)   (25,146)
                                                              ========    =======
LOSS PER SHARE..............................................     (0.63)     (0.54)
                                                              ========    =======
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES (in
  thousands)................................................   124,882     22,475
                                                              ========    =======

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
                                                                 $           $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.........................................   (79,285)   (12,064)
Items not affecting cash
  Amortization..............................................    23,385      1,124
  Non-cash interest expense.................................    30,551         --
                                                              --------    -------
                                                               (25,349)   (10,940)
                                                              --------    -------
Changes in non-cash working capital items
  Increase in accounts receivable...........................    (9,689)    (1,731)
  Increase in inventory.....................................      (168)        --
  Increase (decrease) in prepaid expenses...................     2,069     (1,548)
  Increase (decrease) in accounts payable and accrued
     liabilities............................................    (6,111)     6,473
  Increase (decrease) in unearned revenue...................       129       (117)
                                                              --------    -------
                                                               (13,770)     3,077
                                                              --------    -------
Cash used in operating activities...........................   (39,119)    (7,863)
                                                              --------    -------
FINANCING ACTIVITIES
Repayment of long-term debt.................................        --       (150)
Issuance of shares..........................................       147         14
                                                              --------    -------
                                                                   147       (136)
                                                              --------    -------
INVESTING ACTIVITIES
Purchases of property, plant and equipment..................   (34,048)   (18,940)
Business acquisitions.......................................        --     (2,710)
Increase in other assets....................................    (5,070)      (855)
                                                              --------    -------
                                                               (39,118)   (22,505)
                                                              --------    -------
DECREASE IN CASH AND CASH EQUIVALENTS.......................   (78,090)   (30,504)
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD............   444,050     59,851
                                                              --------    -------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................   365,960     29,347
                                                              ========    =======

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                        (expressed in Canadian dollars)

1   OPERATIONS AND BASIS OF PRESENTATION

    The Company markets and sells telecommunications services and related products over fibre-optic infrastructure to small and medium-sized businesses in Canada. The Company also uses Digital Subscriber Lines (DSL) and fixed wireless technology to extend the reach of its network. The Company provides data, Internet applications and voice services.

    These interim consolidated financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended September 30, 2000, 1999 and 1998. These financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 3.

    The information presented as at December 31, 2000 and for the interim periods ended December 31, 2000 and 1999 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

2   SIGNIFICANT TRANSACTIONS

     (a) During the quarter ended December 31, 2000, the Company accepted approximately 76% of the fibre-optic capacity under the long-term capacity lease agreement entered into with 360networks inc. in May 2000. As a result, the Company recorded an increase in property plant and equipment and long-term debt of $61 million. The Company also obtained for use newly constructed fibres with a carrying value of $70 million pursuant to a prepaid indefeasible right to use arrangement.

     (b) On October 16, 2000, the Company entered into an asset purchase agreement with C1 Communications Inc. (C1). This transaction is expected to close during the quarter ended March 31, 2001. Under the purchase agreement, the Company will purchase from C1 all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The Company will also assume the rights and obligations with respect to an existing indefeasible right to use agreement, which will grant the Company the right to use certain specifically identified existing fibres for 19 years.

           The purchase consideration consists of rights to acquire 2,372,000 Class B non-voting shares of the Company and the assumption of $22 million of long-term obligations of C1 relating to the indefeasible right to use agreement. Acquisition costs are estimated to be $2 million.

     (c) On December 20, 2000, the Company entered into additional cross currency swaps with several financial institutions to convert an additional 31% of the future U.S. dollar payments on the senior discount notes to Canadian dollars at fixed average exchange rate of approximately $1.5335. The Company has now fully hedged its exposure to fluctuations in the U.S. dollar in respect of its senior discount notes included within long-term debt.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

3  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES

     The Company's condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the Company conform in all material respects with GAAP in the United States of America, except as outlined below:

     A)   NET LOSS AND SHAREHOLDERS' EQUITY

        The following summary sets out the adjustments to the Company's loss and shareholders' equity, which would be made to conform to U.S. GAAP:

                                                                       THREE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                       ------------------
                                                                        2000       1999
                                                                       -------    -------
                                                                          $          $
         Loss for the period in accordance with Canadian GAAP........  (79,285)   (12,064)
         Impact of U.S. accounting principles
           Amortization of purchase price adjustment(c)..............     (396)        --
           Deferred charges..........................................       --        (15)
           Stock based compensation(d)...............................   (3,767)    (1,015)
           Deferred foreign exchange(e)..............................   (2,645)       670
           Recovery of future income taxes(g)........................    1,449         --
                                                                       -------    -------
         Net loss in accordance with U.S. GAAP.......................  (84,644)   (12,424)
           Unrealized loss on securities(f)..........................  (10,993)        --
           Unrealized gain on derivative instruments, net of future
              income tax of $1,449(g)................................    3,380         --
                                                                       -------    -------
         Comprehensive loss in accordance with U.S. GAAP.............  (92,257)   (12,424)
                                                                       =======    =======
         Net loss per share in accordance with U.S. GAAP.............    (0.74)     (0.55)
                                                                       =======    =======

        THE RECONCILIATION OF SHAREHOLDERS' EQUITY FROM CANADIAN TO U.S. GAAP IS AS FOLLOWS:

                                                                        AS AT            AS AT
                                                                     DECEMBER 31,    SEPTEMBER 30,
                                                                         2000            2000
                                                                     ------------    -------------
                                                                         $               $
                                                                                     (AUDITED)
         Shareholders' equity in accordance with Canadian GAAP.....     783,660         862,798
         Purchase price adjustment, net of amortization of $1,013
           (September 30, 2000 -- $617) (c)........................      16,639          17,035
         Deferred charges..........................................        (417)           (417)
         Cumulative stock-based compensation expense (d)...........     (15,271)        (11,651)
         Deferred stock based compensation expense (d).............     (30,374)        (34,266)
         Net change in stock options (d)...........................      45,645          45,917
         Deferred foreign exchange (e).............................      (4,311)         (1,666)
         Recovery of future income taxes (f)(g)....................      12,504          11,055
         Other comprehensive income (f)(g).........................      16,313          23,926
                                                                       --------        --------
         Shareholders' equity in accordance with U.S. GAAP.........    $824,388        $912,731
                                                                       --------        --------

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

     B)   CONDENSED CONSOLIDATED BALANCE SHEETS

        The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                        AS AT            AS AT
                                                                     DECEMBER 31,    SEPTEMBER 30,
                                                                         2000            2000
                                                                     ------------    -------------
                                                                          $               $
                                                                                      (AUDITED)
         Property, plant and equipment (c).........................    1,161,043         957,957
         Long-term investment (f)..................................       66,537          77,530
         Goodwill and other assets (c)(g)..........................      254,008         239,327
         Long-term debt (g)........................................    1,113,028              --
         Share capital (c).........................................    1,032,373       1,032,079
         Additional paid-in capital................................          337             337
         Deferred stock-based compensation expense (c).............      (30,374)        (34,266)
         Stock options outstanding (c).............................       45,645          45,917
         Deficit...................................................     (239,907)       (155,263)
         Cumulative other comprehensive income (f)(g)..............       16,313          23,926

     C)   PURCHASE PRICE ADJUSTMENT

        For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications, based on the fair value of consideration at the date the Company entered into the asset purchase agreement in March 2000. For Canadian GAAP, the purchase price of the assets acquired is based on the fair value on the date the transaction closed in April 2000. Accordingly, property, plant and equipment, goodwill and other assets, and share capital increased by $3 million, $15 million and $18 million, respectively.

     D)   STOCK-BASED COMPENSATION

        For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

        Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the Company's loss and loss per share would be as follows:

                                                                       THREE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                       ------------------
                                                                        2000       2000
                                                                       -------    -------
                                                                          $          $
         Loss in accordance with U.S. GAAP...........................  (84,644)   (12,424)
         Additional compensation expense.............................   (1,011)      (105)
                                                                       -------    -------
         Pro forma net loss..........................................  (85,655)   (12,529)
                                                                       =======    =======
         Pro forma loss per share....................................    (0.69)     (0.56)
                                                                       =======    =======

        The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% - 6.45%; (ii) expected volatility of ranging between nil - 65%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 2.67 - 3 years.

     E)   DEFERRED FOREIGN EXCHANGE

        U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

     F)    UNREALIZED LOSS ON SECURITIES

        Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company's long-term investment is recorded at cost. The concept of comprehensive income/loss does not exist under Canadian GAAP.

     G)   UNREALIZED GAIN ON DERIVATIVE INSTRUMENTS

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

        The Company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. For the three months ended December 31, 2000, the Company recorded the foreign exchange loss on the hedged portion of the long-term debt in other comprehensive income, offset by a gain in the fair value of the hedging instruments. These transactions were recorded net of tax. Under U.S. GAAP, this resulted in an additional recovery of future income taxes.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

        As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the Company will review its accounting practices for derivative instruments, and make adjustments, if necessary.

                             GT GROUP TELECOM INC.

     SUPPLEMENTAL INFORMATION TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                             DECEMBER 31,    SEPTEMBER 30,    JUNE 30,     MARCH 31,
                                                 2000            2000           2000         2000
                                             ------------    -------------    ---------    ---------
                                                  $                $              $            $
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................     365,960          444,050        526,231      732,053
Trade accounts receivable..................      38,765           30,253         32,799       12,801
Sales tax and other receivables............      20,876           19,699          7,786        2,456
Prepaid expenses...........................       3,870            5,939          8,958        5,227
Inventory..................................         605              436            201          201
                                              ---------        ---------      ---------    ---------
                                                430,076          500,377        575,975      752,738
PREPAYMENT ON PROPERTY, PLANT AND
  EQUIPMENT................................     132,852          203,703        230,600      223,000
PROPERTY, PLANT AND EQUIPMENT..............   1,157,739          954,917        778,926      567,568
LONG-TERM INVESTMENT.......................      43,238           43,238         43,238           --
GOODWILL AND OTHER ASSETS..................     229,112          227,033        199,710      192,366
                                              ---------        ---------      ---------    ---------
                                              1,993,017        1,929,268      1,828,449    1,735,672
                                              =========        =========      =========    =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities...     105,170          111,395         88,485       42,583
Unearned revenue...........................         811              544          1,325          925
Current portion of long-term debt..........       6,292            4,348          1,204        6,203
                                              ---------        ---------      ---------    ---------
                                                112,273          116,287         91,014       49,711
LONG-TERM UNEARNED REVENUE.................       1,118            1,255          1,080        1,219
LONG-TERM DEBT.............................   1,095,966          948,928        853,123      781,447
FUTURE INCOME TAXES........................          --               --             --       28,200
                                              ---------        ---------      ---------    ---------
                                              1,209,357        1,066,470        945,217      860,577
                                              ---------        ---------      ---------    ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS.......   1,014,013        1,013,866        971,468      937,550
DEFICIT....................................    (230,353)        (151,068)       (88,236)     (62,455)
                                              ---------        ---------      ---------    ---------
                                                783,660          862,798        883,232      875,095
                                              ---------        ---------      ---------    ---------
                                              1,993,017        1,929,268      1,828,449    1,735,672
                                              =========        =========      =========    =========

                             GT GROUP TELECOM INC.

     SUPPLEMENTAL INFORMATION TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                            FOR THE THREE MONTHS ENDED,
                                               ------------------------------------------------------
                                               DECEMBER 31,    SEPTEMBER 30,    JUNE 30,    MARCH 31,
                                                   2000            2000           2000        2000
                                               ------------    -------------    --------    ---------
                                                    $                $             $            $
REVENUE......................................      39,924          32,167        25,558       13,259
COST OF SERVICES.............................      25,426          21,230        17,415       10,553
                                                 --------        --------       -------      -------
                                                   14,498          10,937         8,143        2,706
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................      41,780          38,901        30,984       20,286
                                                 --------        --------       -------      -------
                                                  (27,282)        (27,964)      (22,841)     (17,580)
AMORTIZATION.................................      23,385          20,241        15,447        6,169
INTEREST AND FINANCING CHARGES...............      27,543          26,488        14,488       13,237
                                                 --------        --------       -------      -------
LOSS BEFORE INCOME TAXES.....................     (78,210)        (74,693)      (52,776)     (36,986)
PROVISION FOR (RECOVERY OF) INCOME TAXES.....       1,075         (11,861)      (26,995)         323
                                                 --------        --------       -------      -------
LOSS FOR THE PERIOD..........................     (79,285)        (62,832)      (25,781)     (37,309)
DEFICIT -- BEGINNING OF PERIOD...............    (151,068)        (88,236)      (62,455)     (25,146)
                                                 --------        --------       -------      -------
DEFICIT -- END OF PERIOD.....................    (230,353)       (151,068)      (88,236)     (62,455)
                                                 ========        ========       =======      =======
LOSS PER SHARE...............................       (0.63)          (0.52)        (0.22)       (0.90)
                                                 ========        ========       =======      =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (in thousands).................     124,882         120,256       118,376       41,506
                                                 ========        ========       =======      =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        QUARTER ENDED DECEMBER 31, 2000

                       (Figures expressed in CDN dollars)

OVERVIEW

     We continue to experience a significant amount of growth this period compared to the prior year period, therefore, the analysis of our results of operations on a year to year basis is not useful. Accordingly, we have tailored our discussion to a quarter by quarter comparison in order to provide valuable information.

     During the quarter ended December 31, 2000, we experienced strong organic growth in our business through the continued development of our own network. As at December 31, 2000, we have available approximately $850 million in funding to execute our business plan to 2004, consisting of $366 million cash on hand, $364 million in available vendor financing and $120 million in available senior bank financing. We will continue to expand our presence as Canada's largest independent facilities-based provider of competitive data, Internet and voice telecommunications by executing our fully funded business plan.

GROUP TELECOM -- OUR RESULTS OF OPERATIONS

Revenue

     Total revenues increased by 24.1%, from $32.2 million to $39.9 million, from September to December 2000 quarters, respectively. The increase was driven by strong growth of 21.2% in our data and private line, and 37.3% in our voice services across all product categories. Data ports and private lines provisioned grew from 5,206 at September to 6,791 at December 2000 and from 38,879 to 51,037, respectively. Voice access lines provisioned grew from 36,516 at September to 48,435 at December 2000.

Cost of Services

     Total cost of services increased by 19.8%, from $21.2 million to $25.4 million from September to December 2000 quarters, respectively. The increase was related to large growth in revenues for the same period. Gross margin totaled $14.5 million or 36.3% of revenues compared with $10.9 million or 34.0% of revenues in the previous quarter. For the second quarter in a row, our gross margin has increased due to a shift in our product mix to more on-net traffic.

Selling, general and administrative expenses

     Total selling, general and administrative expenses amounted to $41.8 million for the current quarter compared to $38.9 million for the previous quarter, representing an increase of 7.4%. Selling, general and administrative expenses as a percentage of revenues decreased from 120.9% to 104.6% from September to December 2000 quarters, respectively. As we continue to grow our business, we expect to continue to leverage off and realize the benefits from our established infrastructure.

EBITDA

     Earnings before interest, taxes, depreciation and amortization (EBITDA) related to data, application and voice services for the quarter ended December 31, 2000 was negative $27.3 million compared to negative $28.0 million for the previous quarter. Based on our current funded business plan, we are projecting to reach a positive EBITDA in the second half of 2002.

Amortization

     Amortization expenses increased by $3.1 million during the current quarter to $23.4 million compared to $20.4 million for the previous quarter, representing an increase of 16%. Significant additions to property, plant and equipment in connection with the deployment of our network resulted in this increase.

Interest and financing charges

     Interest and financing charges were $27.6 million for the current quarter compared to $26.5 million in the previous quarter. This increase is due to a decrease in the net foreign exchange gain recorded in the quarter compared to the prior quarter. In December 2000, we entered into additional cross currency swaps to convert an additional 31% of the future U.S. dollar payments on the senior discount notes to Canadian dollars. We have now fully hedged our exposure to fluctuations in the U.S. dollar in respect of our senior discount notes, which are included within long-term debt.

Provision for income taxes

     We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have recorded a provision for large corporations' tax in the amount of $1 million for the quarter.

Net loss

     As a result of the above, the net loss for the quarter ended December 31, 2000 was $79.3 or $0.63 per share compared to $62.8 million or $0.52 per share for the quarter ended September 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased during the quarter ended December 31, 2000 based on our operating requirements of $39.1 million and capital expenditures made to further expand our network amounted to $34.0 million. Through our organic build and indefeasible right to use arrangement as described below, we expanded the reach of our network by adding 38,182 fibre kilometres to our fibre-optic network of 228,765 fibre kilometres. Our network development in on plan and expected to grow to over 500,000 fibre kilometres by September 30, 2001.

     Increases in trade accounts receivable were due to growth in revenues. Accordingly, our trade receivables increased to $38.8 million compared to $30.3 million in September 2000.

     Other items such as prepaid expenses, accounts payable and accrued liabilities increased from September 30 to December 31, 2000. These increases are directly related to our growth during the quarter.

     During the quarter ended December 31, 2000, we received additional rights to use newly constructed fibres with a carrying value of $70.9 million under existing and prepaid indefeasible right to use arrangements. In addition, we accepted approximately 76% of the fibre-optic capacity under the long-term capacity lease agreement entered into with 360networks inc. in May 2000 and recorded $61.1 million increase in property, plant and equipment and long-term debt.

FORWARD-LOOKING STATEMENTS

     Certain sections of this discussion contain forward-looking statements with respect to Group Telecom. These forward looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GT GROUP TELECOM INC.
                                               (Registrant)

Date: February 6, 2001                                  By /s/ STEPHEN H. SHOEMAKER
                                               ----------------------------------------------
                                                            Stephen H. Shoemaker
                                                          Executive Vice-President
                                                        and Chief Financial Officer